FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2020	2

Results January - September 2020

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarized, non-audited or non- GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2020 submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. 1

Highlights Mr. Ángel Vilá COO

Q3 2020 in a nutshell • Improving trends from Q2 ‒ Very strong commercial activity across the board ‒ Spain shows significantly improved commercial trading, and ARPU, Revenue and OIBDA recovery ‒ Germany outperforms its market, once the quality gap is being closed ‒ Progressing on the regulatory approval for the National Connectivity Champion in UK ‒ Brazil multi-year record high in commercial activity, FCF generation growing at double digit in € (>50% in BRL) ‒ Sequential improvement in spite of COVID-19 and FX headwinds • Advancing on technological leadership in infrastructure (5G launched in 4 core markets/fibre expansion) and digitalisation • Accelerating the carve-out of high growth Tech vehicles • Strong FCF generation €1.6bn in Q3 (+13.2% y-o-y, €0.30/share; 9M €2.8bn; €0.53/share) • Net debt reduced to €36.7bn; enlarged liquidity at €22.4bn; 2020-2022 maturities reduced to €1.9bn • Proposing cancellation of 1.5% of treasury stock 2

Progress against our 5 strategic pillars during Q3 2020

Main developments

	Pillar	Main developments
1	Focus on our four core markets: • Spain • UK • Germany • Brazil	✓ **Strong recovery of operating trends; reinforcing market position** ✓ **SPAIN**: Launch of 5G with ambition to reach 75% nationwide coverage by year-end; sound recovery in commercial activity with controlled churn and margin expansion; Infrastructure leader, +795k premises passed with FTTH in Q3 to 24.4m ✓ **GERMANY**: Early extension of agreement with DT (10-year wholesale agreement, which includes FTTH); Launched 5G in the largest German cities; 6k towers transferred to Telxius (1st tranche execution) ✓ **UK**: Progress in in-market convergent consolidation, O2/VMED formally requested regulatory approval and £5.7bn recapitalisation process was completed; customer base growth in every segment ✓ **BRAZIL**: progress in in-market consolidation via joint offer for Oi ("preferred bidder" status achieved); 5G launched in 8 cities; FTTH leadership, +1.5m homes passed in Q3 to reach 14.6m
2	Reduce exposure to Hispam	✓ Filed for **regulatory approval of Costa Rican business sale to LLA** ✓ **Portfolio review underway;** spin-off and inorganic alternatives
3	Launch T. Tech	✓ All 3 companies **(Cyber, Cloud, IoT & Big Data) already incorporated and fully functional** ✓ **Acquisitions completed to enhance Cyber offering** (Govertis –consultancy- / iHacklabs- professional training-)
4	Develop T. Infra	✓ **Announced JV with Allianz in Germany** to develop fibre in underserved areas ✓ **Expanded Telxius tower portfolio** through German deal (26.6k sites after 1st tranche; 33k sites full deal, including 2.4k BTS plan)
5	New operational model	✓ **MoU signed with Rakuten** to cooperate on a shared vision to advance OpenRAN, 5G Core and OSS ✓ Restructuring costs re-skilling, tangible savings on digitalisation and focus on fostering agility ✓ **Growing cash generation capacity**; Q3 OIBDA-CapEx margin +0.7 p.p. y-o-y organic

Telefónica

3

Revenue performance 9M 2020 y-o-y Perimeter & Reported Fx Others Organic ✓ -3.9 p.p. impact of COVID-19 (1.0 p.p.) (5.9 p.p.) ✓ -2.5% organic in our 4 core markets (3.7%) (10.7%) Q3 2020 y-o-y Perimeter & Reported Fx Others Organic ✓ Improving from -5.6% organic in Q2. 0.2 p.p. (8.1 p.p.) ✓ -4.9 p.p. impact of COVID-19 (4.3%) ✓ -3.9% organic in our 4 core markets (12.1%) 4

OIBDA performance 9M 2020 y-o-y Perimeter & Reported Fx Others Organic ✓ -5.2 p.p. impact of COVID-19 ✓ -3.1% organic in our 4 core markets (1.1 p.p.) (7.0 p.p.) (6.7%) Focus on incremental cost efficiencies OpEx down 3.0% organic in Q3 (14.9%) Q3 2020 y-o-y Perimeter & Reported Fx Others * Organic ✓ Improving from -10.0% organic in Q2 Group OIBDA (13.0 p.p.) 18.5 p.p. ✓ -6.8 p.p. y-o-y impact of COVID-19 Q3 y-o-y -8.3% y-o-y organic; +175 bps vs. Q2 ✓ -3.3% organic in our 4 core markets (2.8%) (8.3%) * Mainly €1.9bn restructuring costs in Q3 19 5

Strong cash flow generation; robust operating leverage OIBDA-CapEx (reported) €bn 5.7 4.8 ✓ +18.5% y-o-y reported (incl. spectrum) ✓ -1.8% organic ✓ +3.4% organic in our 4 core markets 9M 19 9M 20 Incl. spectrum Prioritising investments 50% CapEx (core 4 markets) in NGN (FTTH+LTE/5G) FCFS € 0.53 FCF strong improvement in Q3 (€1.6bn; +13.2% y-o-y) to €2.8bn in 9M 0.30 Q3 20 9M 20 Double-digit FCF growth in Brazil in EUR terms 6

Financial update 9M 2020 Q3 2020 Organic Organic Reported Organic y-o-y Reported Organic y-o-y € in millions Reported aggregated 4 Reported aggregated 4 y-o-y y-o-y core markets y-o-y y-o-y core markets Revenues 32,167 (10.7%) (3.7%) (2.5%) 10,461 (12.1%) (4.3%) (3.9%) OIBDA 9,747 (14.9%) (6.7%) (3.1%) 2,672 (2.8%) (8.3%) (3.3%) OIBDA margin 30.3% (1.5 p.p.) (1.1 p.p.) (0.2 p.p.) 25.5% 2.4 p.p. (1.5 p.p.) 0.2 p.p. OIBDA-CapEx 5,680 (9.2%) (1.8%) 3.4% 1,326 44.4% (0.8%) 5.2% (ex-spectrum) OIBDA-CapEx / Revenues 17.7% 0.3 p.p. 0.4 p.p. 1.4 p.p. 12.7% 5.0 p.p. 0.7 p.p. 2.1 p.p. (ex-spectrum) Net Income 671 (50.1%) (160) (63.9%) Underlying Net Income 2,052 (20.7%) 734 (8.9%) FCF (incl. leases principal 2,801 (32.5%) 1,579 13.2% payments) Net Financial Debt ex- leases 36,676 (4.2%) COVID-19 impacts (estimated and aprox.) FX impacts Argentina impairment Q3 19; €1.9bn restructuring costs (€1.7bn in Spain) € (m) Q3 9M € (m) Q3 9M € (m) Q3 9M Revenues (591) (1,397) Revenues (959) (2,135) OIBDA (785) (894) OIBDA (315) (687) OIBDA (358) (806) 7

Improved revenue trends in Q3 Revenue y-o-y organic Q2 Q3 Contribution to the 1.4 p.p. q-o-q improvement ✓ Service revenue +0.7 p.p. (Germany & Hispam) ✓ Handset revenues +0.6 p.p. (Hispam, BZ and SP) 1.4 p.p. ✓ Hispam largest contributor (4.3%) (5.6%) Mix transformation T. Tech Revenues 68% BB&SoC revenues/service +15.4% y-o-y org. in 9M 20 revenues; +5 p.p. vs. Q3 19 Revenue in 4 core markets y-o-y organic Q2 Q3 Contribution to stable q-o-q performance from ✓ UK -1.1 p.p. y-o-y flat ✓ Brasil +0.8 p.p. ✓ Spain +0.3 p.p. (3.8%) (3.9%) ✓ Germany flat 8

Solid sequential improvement in OIBDA and OIBDA-CapEx 4 core markets OIBDA y-o-y organic Q2 Q3 Contribution to the 3.3 p.p. q-o-q improvement ✓ Spain +1.6 p.p. 3.3 p.p. ✓ Germany +1.0 p.p. ✓ UK +0.6 p.p. (3.3%) ✓ Brazil +0.1 p.p. (6.6%) 4 core markets OIBDA-CapEx y-o-y organic Contribution to the 3.3 p.p. q-o-q improvement 5.2% 3.3 p.p. ✓ Germany +3.7 p.p. ✓ Brazil +1.9 p.p. 1.9% ✓ UK +1.0 p.p. ✓ Spain -3.4 p.p. Q2 Q3 OIBDA-CapEx margin expansion in Q3 y-o-y; improved cash conversion (OIBDA-Capex) / ✓ Brazil +5.1 p.p. to 25.1% Revenues +1.3 p.p. +2.1 p.p. (ex-spectrum y-o-y org.) ✓ UK +2.6 p.p. to 19.5% +0.8 p.p. ✓ Germany +2.0 p.p. to 17.4% ✓ Spain -0.4 p.p. to 29.7% 9

COVID-19 impacts | Steady improvement vs. Q2 2020 Revenues Impact on organic growth Q1 Q2 Q3 - Lower impact vs. Q2 20 0.0 p.p. 0.0 p.p. - Significant impact of roaming (0.6 p.p.) (0.6 p.p.) (1.6 p.p.) (0.8 p.p.) (2.1 p.p.) - B2C: Discounts/Promos; new business (4.9 p.p.) (4.8 p.p.) (5.0 p.p.) (4.8 p.p.) (6.1 p.p.) (6.1 p.p.) (6.8 p.p.) delays, mainly Hispam in Q3 (7.6 p.p.) - B2B: Discounts, deferred projects, lower Group Spain UK Germany Brazil demand from SMEs OIBDA Impact on organic growth Q1 Q2 Q3 - Significant cost cutting efforts; commercial expenses, improvement in bad debt q-o-q 0.0 p.p. - Deepening customer engagement; churn -0.3 p.p. (0.8 p.p.) (0.7 p.p.) (0.9 p.p.) y-o-y; NPS 23% (+3 p.p. y-o-y) (3.5 p.p.) (2.5 p.p.) (3.2 p.p.) (5.5 p.p.) (3.9 p.p.) (6.8 p.p.) (5.8 p.p.) (8.2 p.p.) - Accelerated digitalisation; digital channel sales in (7.8 p.p.) (9.9 p.p.) (11.4 p.p.) our 4 core markets up +36% y-o-y Group Spain UK Germany Brazil - Increasing demand for cloud & cyber services 10

Confirming FY 2020 dividend and outlook Stable and sustainable dividend 2020 dividend €0.40/share Flexible dividend 1.5% treasury stock to be Interim Dec-20 €0.20/sh. (Voluntary Scrip) payments in 2020 cancelled Final Jun-21 €0.20/sh. Managing cost base and operational flexibility without jeopardising investment priorities Financial targets 2020E 9M (organic ex-contribution to growth from ARG) On track to meet 2020 outlook OIBDA-CapEx Slightly negative to flat (1.8%) 11

Q3 2020 Results Ms. Laura Abasolo CFCO

Spain | Sound recovery in commercial activity Q3 Net adds Performance Accesses (k) ✓ Best FBB net adds since Q3 18; more than 100k in fibre ✓ Proven competitive and segmented offering, focused on value Q3 19 6 96 45 (18) • Growing Premium TV; M+ Lite higher churn (due to Q2 peak adds) ✓ Resilient convergent base (+17k net adds) in a competitive market 105 85 • Sequential q-o-q ARPU improvement; improving churn 37 ✓ Differentiation; quality network and new services • FTTH network (24.4m, 29% uptake), 5G switch on (75% cov. YE 20) (50) FBB Fibre Postpaid Pay TV Growth across the board Convergent KPIs September y-o-y €/month % +1.0% (0.1 p.p.) x3 91.8 24% 1.6% 15% 90.9 1.5% ARPU ARPU Churn Churn Convergent UBB Convergent O2 Fibre Wholesale Q2 Q3 Q3 19 Q3 20 12

Spain | Sequential improvement in revenue and OIBDA Key financials Performance y-o-y organic Q2 Q3 ✓ Revenue trend +0.9 p.p. q-o-q, despite tougher comps • Retail price upgrade in Q3 19 1.8% • Wholesale impacted by roaming ✓ OIBDA +4.1 p.p., benefitting among others from efficiencies in content costs (4.3%) (3.9%) (3.6%) ✓ (5.2%) (4.8%) (5.5%) Cash conversion benchmark (8.9%) • CapEx reactivation; in line with trading • OIBDA-CapEx/Revenue at record high levels Revenue Service Rev. OIBDA OIBDA-CapEx CapEx/Revenues Strong Cash generation y-o-y organic y-o-y organic Q3 9M (0.2 p.p.) (0.6 p.p.) +0.2 p.p. (1.5 p.p.) 41.8% (0.4 p.p.) +0.8 p.p. 12.1% 40.6% 49% of CapEx in NGN in 9M 29.7% 29.4% (FTTH + LTE/5G) 11.1% Q3 9M OIBDA/Revenues OIBDA-CapEx/ Revenues 13

Germany |Solid commercial performance and financials Q3 trading dynamics driven by O2 brand Key milestones Accesses (m, net adds) O contract churn at historic low levels 2 ✓ Core business momentum intact; OIBDA back to growth +261k Improved to ✓ COVID impacts (-1.6 p.p. revenue; -3.9 p.p. OIBDA) on travel +208k 1.0% restrictions 23.1 +34k ✓ CapEx back-end loaded deployment due to COVID-19 -0.4 p.p. 19.5 ✓ 5G network active in 15 cities 1.8 Mobile Prepay VDSL contract Key financials OIBDA-CapEx margin improvement y-o-y organic Q2 Q3 y-o-y organic 9M 17.2% 12.5% 0.3% 0.4% 0.7% CapEx deployment back-end +0.4 p.p. y-o-y loaded (5.2%) Q3 OIBDA-CapEx/Revenues (10.8%) +2.0 p.p. y-o-y Revenues OIBDA OIBDA-CapEx OIBDA-CapEx/Revenues 14

UK | #1 network in the UK

Customer Base

Accesses (m; y-o-y)


+4%
35.4
+1%
12.3
Contract churn
Market Leading loyalty
0.9%
Total mobile
Mobile Contract

Performance

- ✓ **Customer base growth in every segment**
- ✓ **Enhanced focus on direct distribution** proving a value accretive move
- ✓ **Revenue trend** affected by roaming, handset release delay, increase in direct trading and SMIP
- ✓ **CapEx focus on areas of growth and customer experience**
- ✓ **Market Leading NPS**

Key financials

y-o-y organic


Q2
Q3
(3.8%)
(9.5%)
(8.2%)
(4.5%)
(2.7%)
+3.7%
Revenues
OIBDA
OIBDA -CapEx

Profitability and cash generation

y-o-y organic


Q2
Q3
+0.2p.p.
+2.6p.p.
19.0%
19.5%
OIBDA-CapEx/Revenues

Telefónica
15

Brazil | Significantly improved performance across the board Growing value accesses, improved mix Reinforced leadership Accesses (y-o-y) 14.6m homes passed with FTTH (+1.5m in Q3) 3.1m FTTH connections (+267k in Q3) ✓ Record mobile market share (33.3%) 34% ✓ Strong recovery in all growth segments: 26% • Highest level of prepaid net adds in 8 years 4% • Record level of FTTH connections 3% • Lowest contract churn (1.2%) in 5 years ✓ Continued digitalisation boosting OIBDA margin ✓ Growth CapEx 70% of total (fibre +20.3%; legacy -53% y-o-y) Prepaid Contract FTTH IPTV ✓ FCF grows 50% y-o-y in 9M (mid-to-high teens growth in €) Key financials Profitability and cash generation Q2 y-o-y organic Q2 Q3 9M y-o-y organic 22.2% COVID-19Impact on +0.8 p.p. +3.8 p.p. revenues : ~-5 p.p. y-o-y 14.8% 42.0% 25.3% (2.3%) (1.5%) (1.0%) (2.9%) (5.1%) (3.3%) Revenue MSR OIBDA OIBDA-CapEx OIBDA/Revenues OIBDA-CapEx/ Revenues 16

Infra| Expanding Telxius’ towers portfolio Sites | Germany acquisition first tranche Tenants # Organic BTS 134 1st tranche of the German # Organic Tenants 279 transaction completed; 2nd Acquired 6,033 tranche expected in Aug-2021 Acquired 6,356 33k 6,167 26,589 6,635 33,998 post-German 27,363 20,422 deal +46.7% +38.5% y-o-y y-o-y Jun-20 Net Adds Sep-20 Jun-20 Net Adds Sep-20 Q3 20 Q3 20 Revenues, OIBDA & Profitability: Telxius Revenues & OIBDA: Tower business y-o-y organic Q3 9M y-o-y organic Q3 9M Rev. and OpEx of 1 month of Rev. and OpEx of 1 month of the 6k towers from T. DE 51.2% the 6k towers from T. DE 8.3% 20.2% 5.3% 18.1% 13.9% 14.4% 2.1% 0.3% Revenues 1 OIBDA 1 OIBDA-CapEx / Rev 2 Revenues OIBDA • Accelerated revenue growth in Tower due to higher colocation revenue and acquisitions • Contract extensions in Cable (Net FCV $324m) with negative impact in the short-term (1) Ex-capacity sale in H1 19 in Cable (Marea) (2) Excluding M&A CapEx from inorganic operations (acquisition of towers in Brazil, Peru and Germany, DAS and real estate) 17

Tech| Essential services driving growth

Double-digit growth

T. Tech revenues y-o-y organic


+15.4%
1,113
9M 20

Growth above the market

✓ **Digital Transformation accelerated by COVID-19**
✓ **Corporate channel back to pre-COVID levels in Sep (60% of 9M sales)**

✓ **Carve-outs progressing: Tech Companies established and operational**
✓ **Reinforced capabilities: strategic M&A, more than 300 partners**
✓ **Launch of T. Tech Ventures**, bringing new investment in cybersecurity

Operational highlights

T. Tech revenues; 9M y-o-y organic


22.7%
14.3%
2.3%
Cloud
CyberSecurity
IoT/Big Data

Cloud

- **Multicloud portfolio** for all B2B sizes; **Hub in Spain** (South Europe)
- +49% SaaS revenue y-o-y; +30% IaaS in 9M 20

Cybersecurity

- **Enhanced capabilities** (acquisition of Govertis & iHackLabs)
- 12 Security operation centres unified; global alliances

IoT & Big Data

- **"COVID-19 Compliant" solutions,** expertise in data analysis
- 22.9M IoT lines (+8% y-o-y); revenue growth despite lockdown

Telefónica

Note: T Tech's revenue perimeter will be defined once the carve-out is finished and the asset transfer is completed.

18

Hispam | Marked commercial recovery Above pre-COVID-19 levels Substantial q-o-q improvement in Q3 Mobile Net additions (k) Prepaid Postpaid ✓ Accelerating fibre connections 464 • Progressing in the process of creating a vehicle to deploy FTTH 255 • Progressing co-investments deal with ATC & ATP in region 135 9 ✓ MEX: Contract accesses +5%; OpCF +133%; benefits of new model ✓ Recovery in revenues vs Q2 20 ✓ OIBDA y-o-y significantly impacted by temporary duplicate (561) network costs in MEX. Larger savings expected from 2021. (2,419) Q3 19 Q2 20 Q3 20 Q3 19 Q2 20 Q3 20 Key Financials Fixed Net additions (k) Organic y-o-y Q2 Q3 FTTH IPTV 10.1% 205 191 Stable ex. MEX y-o-y 1.9% 118 72 77 38 (6.4%) (10.8%) (14.5%) (18.1%) Q319 Q220 Q320 Q319 Q220 Q320 Revenue OIBDA OIBDA-CapEx 19

FX headwinds | Neutralised at FCF level Structurally neutralised; effective hedging strategy Impacts on main metrics 9M 20 currency effect y-o-y €m -€2.1bn Net Debt+Leases ✓ FX effect increased in Q3 20 mainly due to BRL (1,221) ✓ Revenue: Q3 20 -8.1 p.p; 9M 20 -5.9 p.p. 1,2… ✓ OIBDA: Q3 20 -13.0 p.p.; 9M 20 - 7.0 p.p. ✓ -€806m OIBDA impact reduced to -€300m of FCF in 9M 20 ✓ Net debt reduced by €1.2bn in 9M 20 • Net debt and leases -€2.1bn 150 336 20 (300) (806) WC + OIBDA CapEx Taxes Interest FCF Net debt + Others 20

Debt | Ongoing debt reduction Net Financial Debt €m (1,068) ND/OIBDAaL ND/OIBDAaL 2.52x 2.77x 37,744 (2,801) 697 41 (733) 1,003 36,676 723 Dec-19 FCF Hybrids Shareholder Pre-retirement Net financial FX & Sep-20 remun. (incl. SBB & commitments investments Others hybrid coupons) €43.0bn incl. IFRS-16 Leases 939 (764) 5,680 (1,056) (462) (322) (1,215) 2,801 OIBDA-CapEx Non-cash Working Net interest Tax Dividend to Lease FCF ex-spectrum items & capital payment minorities principal accrued Others payments 21

Strong liquidity position coupled with smoother maturity profile and lower financial payments Sources of long-term financing (2020 YTD) Net Debt Maturities (€bn) Includes €2.8bn bond Including UK Including £4bn financing & €3.5bn Sep-20 | €bn; not considering hybrid NC dates syndicated loan to syndicated loans in €, $ & £ cash-in Climate Bonds Initiative back O2 – VMED Award for Largest Green merger Current liquidity ICT issuer of 2019 Over 2/3 debt exceeds maturities 6.3 16.7 in fixed rates beyond 2022 1 st Green Hybrid 6.4 0.1 in the Telecom 3.8 3.8 sector Cash > gross 3.5 Cash > gross 1.9 maturities 0.5 maturities 2020E 2021E 2022E € Green € Financing Bank V MED Total Financing Bonds at Financing O2UK (Hybrid) Subsidiaries Financing Liquidity position Average Debt Life and Interest payment costs Sep-20 | €bn Sep-20 93% LT 22.4 13.3 9.1 10.9Y 3.15%* Avg. debt life vs. Interest payment 5.6Y Jun-16 costs vs. 4.58% Jun-16 1 Cash position Undrawn credit Liquidity position lines & synd. credit facilities *Ex IFRS 22 1. Liquidity not including proceeds from equalisation payment and dividend recap upon UK JV completion. Such proceeds make up over 2/3 of 2021 & 2022 debt maturities

Conclusion Mr. Ángel Vilá COO

Fully committed to ESG excellence

DIGITALISATION:
Greening the economy through telecom networks

1. We will reduce our GHG emissions aligned with 1.5º scenario and compensate the remaining emissions

NET ZERO 2025

- ✓ Efficient network transformation
- ✓ Renewable electricity
- ✓ Carbon capture projects

2. Telefónica's B2B customers in Spain avoided more GHG emissions through our digital services during 3 months COVID-19:

2.2m CO2 tons avoided in 3 months

AWARDS

1. Telefónica was awarded the 'Sustainable Procurement Award' at the Amazon Business Exchange Awards for promoting sustainability in its supply chain

ABX 2020 AMAZON BUSINESS EXCHANGE AWARDS

2. Telefónica is one of the top 25 more diverse and inclusive companies in the world, according to Refinitiv

- ✓ Ranking verifies over 450 environmental, social and governance metrics for more than 9k listed companies
- ✓ 24 diversity and inclusion metrics assessed (diversity, inclusion, personal development and disputes)

INDEXES

1. Revalidated our presence in the FTSE4good sustainability Index

Improved Score to 4.3 (exceeding sector average)

2. Joined Moody's Euronext Vigeo-Eiris Europe 120, recognising Telefónica's sustainability strategy

Refinitiv (2020) D&I Index: https://www.refinitiv.com/en/sustainable-finance/diversity-and-inclusion-top-100

Telefónica

23

Wrap-up | Sustainable long-term business strategy • Ongoing support to all stakeholders and economic recovery post COVID-19 • Proven resilience in the face of COVID-19, FX depreciation and GDP contraction ‒ Improved trading dynamics and financial trends, continuing to invest in strategic growth areas • Strong execution across strategic priorities ‒ Further market focus across our 4 core markets; improved churn, NPS, advancing in consolidation ‒ Network reliability; 5G launched in Germany, Brazil, Spain; Open RAN cooperation with Rakuten ‒ Strengthened capabilities in T. Tech, Telxius completed first tranche of towers deal, FibreCo in Germany ‒ Generating cost savings through restructuring, simplification, higher digitalisation and reskilling • Proactive balance sheet management; net debt reduced ‒ Ongoing portfolio review, monetisation of assets, scrip dividend ‒ Proactive refinancing policy executed YTD; €22.4Bn liquidity, almost 11yrs of avg. debt maturity; historical minimal refinancing needs • 2020 OIBDA-CapEx outlook and dividend (0.4€/sh.) confirmed 24

Results presentation and Q&A Session The management will host a webcast to discuss the results on 29th October at 11:30am (CET), 10:30am (BST), 06:30am (EST) Participants from Telefónica: Ángel Vilá (COO), Laura Abasolo (CFCO), and Pablo Eguirón (Global Head of IR). Webcast Q&A Session • To access the webcast: click here • To participate in the Q&A session, join the call using the following link (available 15 • The webcast recording will be available on minutes before the call): click here Telefónica IR’s website after the event • No need to dial in(1) (1) From any device, click the link above, then simply enter your details and phone number and the system will call you back If you have further questions, please contact the Investor Relations team at ir@telefonica.com or +34 914 828 700 24

For further information, please contact: Investor Relations Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 29, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.